Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Second Quarter and Interim of 2023 Unaudited Financial Results

•	A total of 8,750 hotels or 844,417 hotel rooms in operation as of June 30, 2023.

•	Hotel turnover[1] increased 72.0% year-over-year to RMB20.3 billion in the second quarter of 2023. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 78.1% year-over-year in the second quarter of 2023.

•	Revenue increased 63.5% year-over-year to RMB5.5 billion (US$762 million)[2] in the second quarter of 2023, surpassing the revenue guidance previously announced of a 51% to 55% increase compared to the second quarter of 2022. Revenue from the Legacy-Huazhu segment in the second quarter of 2023 increased 76.6% year-over-year, exceeding the revenue guidance previously announced of a 64% to 68% increase.

•	Net income attributable to H World Group Limited was RMB1.0 billion (US$138 million) in the second quarter of 2023, compared with a net loss attributable to H World Group Limited of RMB350 million in the second quarter of 2022 and a net income attributable to H World Group Limited of RMB990 million in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB993 million in the second quarter of 2023, compared with a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB298 million in the second quarter of 2022 and a net income attributable to H World Group Limited from the Legacy-Huazhu segment of RMB1.2 billion in the previous quarter.

•	EBITDA (non-GAAP) in the second quarter of 2023 was RMB1.7 billion (US$234 million), compared with a negative RMB213 million in the second quarter of 2022 and RMB1.6 billion in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and gains (losses) from fair value changes of equity securities from EBITDA (non-GAAP), was RMB1.8 billion (US$242 million) in the second quarter of 2023, compared with RMB53 million in the second quarter of 2022 and RMB1.7 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB1.7 billion in the second quarter of 2023, compared with RMB23 million in the second quarter of 2022 and RMB1.7 billion in the previous quarter, which includes a gain of RMB0.5 billion realized due to the sale of all of the Company’s holdings of Accor shares.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2513 on June 30, 2023, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	For the third quarter of 2023, H World expects its revenue growth to be in the range of 43%-47% compared to the third quarter of 2022, or in the range of 49%-53% excluding DH. We raise our guidance for the full year of 2023, expecting revenue growth to be in the range of 48%-52% compared to the full year of 2022, and up from our previous guidance of 42%-46%, or in the range of 54%-58% excluding DH compared to the previous guidance of 46%-50% excluding DH.

Singapore/Shanghai, China, August 24, 2023 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results in the second quarter and the first half ended June 30, 2023.

As of June 30, 2023, H World’s worldwide hotel network in operation totaled 8,750 hotels and 844,417 rooms, including 128 hotels from DH. During the second quarter of 2023, our Legacy-Huazhu business opened 374 hotels, including 2 leased and owned hotels, and 372 manachised and franchised hotels, and closed a total of 216 hotels, including 6 leased and owned hotels and 210 manachised and franchised hotels. As of June 30, 2023, H World had a total of 2,845 unopened hotels in the pipeline, including 2,808 hotels from the Legacy-Huazhu business and 37 hotels from the Legacy-DH business.

Legacy-Huazhu Only – Second Quarter of 2023 Operational Highlights

As of June 30, 2023, Legacy-Huazhu had 8,622 hotels in operation, including 616 leased and owned hotels, and 8,006 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 818,245 hotel rooms in operation, including 86,846 rooms under the lease and ownership model, and 731,399 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,808 unopened hotels in its pipeline, including 15 leased and owned hotels, and 2,793 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels for the periods indicated.

•	The ADR was RMB305 in the second quarter of 2023, compared with RMB218 in the second quarter of 2022, RMB277 in the previous quarter, and RMB236 in the second quarter of 2019.

•	The occupancy rate for all the Legacy-Huazhu hotels in operation was 81.8% in the second quarter of 2023, compared with 64.6% in the second quarter of 2022, 75.6% in the previous quarter, and 86.9% in the second quarter of 2019.

•	Blended RevPAR was RMB250 in the second quarter of 2023, compared with RMB141 in the second quarter of 2022, RMB210 in the previous quarter, and RMB206 in the second quarter of 2019.

•	For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB251 in the second quarter of 2023, representing a 71.8% increase from RMB146 in the second quarter of 2022, with a 37.9% increase in ADR and a 16.3 percentage-point increase in occupancy rate.

Legacy-DH Only – Second Quarter of 2023 Operational Highlights

As of June 30, 2023, Legacy-DH had 128 hotels in operation, including 80 leased hotels, and 48 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 26,172 hotel rooms in operation, including 15,497 rooms under the lease model, and 10,675 rooms under the manachise and franchise models. Legacy-DH also had 37 unopened hotels in the pipeline, including 26 leased hotels and 11 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

•	The ADR was EUR117 in the second quarter of 2023, compared with EUR110 in the second quarter of 2022 and EUR104 in the previous quarter.

•	The occupancy rate for all Legacy-DH hotels in operation was 67.1% in the second quarter of 2023, compared with 59.8% in the second quarter of 2022 and 53.5% in the previous quarter.

•	Blended RevPAR was EUR78 in the second quarter of 2023, compared with EUR66 in the second quarter of 2022 and EUR55 in the previous quarter.

Jin Hui, CEO of H World commented: “We are pleased to deliver another quarter of strong results, as the growth of travel demand further strengthened in the second quarter. For our Legacy-Huazhu business, RevPAR in Q2 2023 recovered to 121% of the Q2 2019 level. Breaking down into monthly numbers, our RevPAR in April, May and June 2023 recovered to 127%, 115% and 123% of the 2019 levels of the corresponding months, respectively. The strong recovery continues to be largely driven by ADR growth in the second quarter, which reflected a combination of product mix change and product upgrades, as well as market penetration and synergy via our regional offices. Continued increases in our franchisees’ confidence level led us to enjoy a historical high signing of over 1,000 new hotels during the quarter.”

“Regarding our business outside China, our Legacy-DH business recovery improved sequentially as RevPAR recovered to 111% of the 2019 level and EBITDA turned positive in the second quarter.”

Second Quarter and Interim of 2023 Unaudited Financial Results

(RMB in millions)	Q2 2022	Q1 2023	Q2 2023	H1 2022	H1 2023
Revenue:
Leased and owned hotels	2,361	2,874	3,592	4,003	6,466
Manachised and franchised hotels	945	1,554	1,856	1,934	3,410
Others	76	52	82	126	134
Total revenue	3,382	4,480	5,530	6,063	10,010

Revenue in the second quarter of 2023 was RMB5.5 billion (US$762 million), representing a 63.5% year-over-year increase and a 23.4% sequential increase. Revenue from the Legacy-Huazhu segment in the second quarter of 2023 was RMB4.3 billion, representing a 76.6% year-over-year increase and a 21.0% sequential increase. The 76.6% year-over-year increase exceeds the previously announced revenue guidance of a 64% to 68% increase, which was mainly due to continued product upgrades and operational optimization via our regional headquarters, as well as the strong recovery in travel demand. Revenue from the Legacy-DH segment in the second quarter of 2023 was RMB1.2 billion, representing a 28.4% year-over-year increase and a 33.5% sequential increase. The year-over-year increase was mainly due to continued recovery of our business, and the sequential increase was mainly due to seasonality.

Revenue in the first half of 2023 was RMB10.0 billion (US$1.4 billion), representing an increase of 65.1% from the first half of 2022. Revenue from Legacy-Huazhu in the first half of 2023 was RMB7.9 billion, representing a 67.7% year-over-year increase. Revenue from the Legacy-DH segment in the first half of 2023 was RMB2.1 billion, representing a 55.9% year-over-year increase.

Revenue from leased and owned hotels in the second quarter of 2023 was RMB3.6 billion (US$495 million), representing a 52.1% year-over-year increase and a 25.0% sequential increase. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the second quarter of 2023 was RMB2.5 billion, representing a 67.2% year-over-year increase. Revenue from leased and owned hotels from the Legacy-DH segment in the second quarter of 2023 was RMB1.1 billion, representing a 27.1% year-over-year increase.

In the first half of 2023, revenue from our leased and owned hotels was RMB6.5 billion (US$892 million), representing a 61.5% year-over-year increase. Revenue from our Legacy-Huazhu leased and owned hotels in the first half of 2023 was RMB4.5 billion, representing a 64.1% year-over-year increase. Revenue from our Legacy-DH leased and owned hotels in the first half of 2023 was RMB2.0 billion, representing a 55.9% year-over-year increase.

Revenue from manachised and franchised hotels in the second quarter of 2023 was RMB1.9 billion (US$256 million), representing a 96.4% year-over-year increase and a 19.4% sequential increase. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the second quarter of 2023 was RMB1.8 billion, representing a 97.0% year-over-year increase. Revenue from manachised and franchised hotels from the Legacy-DH segment in the second quarter of 2023 was RMB26 million, representing a 62.5% year-over-year increase.

In the first half of 2023, revenue from manachised and franchised hotels was RMB3.4 billion (US$470 million), representing a 76.3% year-over-year increase. These hotels accounted for 34.1% of revenue, compared to 31.9% of revenue in the first half of 2022. Revenue from our Legacy-Huazhu manachised and franchised hotels in the first half of 2023 was RMB3.4 billion, representing a 76.9% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services and Huazhu Mall™ and other revenue from the Legacy-DH segment, totaling RMB82 million (US$11 million) in the second quarter of 2023, compared to RMB76 million in the second quarter of 2022 and RMB52 million in the previous quarter.

In the first half of 2023, other revenue was RMB134 million (US$18 million), compared to RMB126 million in the first half of 2022.

(RMB in millions)	Q2 2022	Q1 2023	Q2 2023	H1 2022	H1 2023
Operating costs and expenses:
Hotel operating costs	(2,972)	(3,250)	(3,482)	(5,785)	(6,732)
Other operating costs	(15)	(11)	(6)	(26)	(17)
Selling and marketing expenses	(142)	(195)	(262)	(264)	(457)
General and administrative expenses	(368)	(425)	(477)	(830)	(902)
Pre-opening expenses	(31)	(9)	(12)	(57)	(21)
Total operating costs and expenses	(3,528)	(3,890)	(4,239)	(6,962)	(8,129)

Hotel operating costs in the second quarter of 2023 were RMB3.5 billion (US$480 million), compared to RMB3.0 billion in the second quarter of 2022 and RMB3.3 billion in the previous quarter. The year-over-year increase was mainly due to the rising occupancy rate in our hotels. Hotel operating costs from the Legacy-Huazhu segment in the second quarter of 2023 were RMB2.6 billion, which represented 58.9% of the quarter’s revenue, compared to RMB2.2 billion or 88.1% of the revenue in the second quarter in 2022 and RMB2.4 billion or 66.3% of the revenue for the previous quarter.

In the first half of 2023, hotel operating costs were RMB6.7 billion (US$929 million), compared to RMB5.8 billion in the first half of 2022. Hotel operating costs from Legacy-Huazhu in the first half of 2023 were RMB4.9 billion, which represented 62.2% of revenue, compared to 93.4% in the first half of 2022.

Selling and marketing expenses in the second quarter of 2023 were RMB262 million (US$36 million), compared to RMB142 million in the second quarter of 2022 and RMB195 million in the previous quarter. The increase was mainly due to the recovery of both Legacy-Huazhu and Legacy-DH businesses. Selling and marketing expenses from the Legacy-Huazhu segment in the second quarter of 2023 were RMB153 million, which represented 3.5% of this quarter’s revenue, compared to RMB65 million or 2.6% of revenue in the second quarter in 2022, and RMB117 million or 3.3% of revenue in the previous quarter.

In the first half of 2023, selling and marketing expenses were RMB457 million (US$63 million), compared to RMB264 million in 2022. Selling and marketing expenses from Legacy-Huazhu in the first half of 2023 were RMB270 million, which represented 3.4% of revenue, compared to RMB143 million or 3.0% of revenue in the first half of 2022.

General and administrative expenses in the second quarter of 2023 were RMB477 million (US$66 million), compared to RMB368 million in the second quarter of 2022 and RMB425 million in the previous quarter. General and administrative expenses from the Legacy-Huazhu segment in the second quarter of 2023 were RMB352 million, which represented 8.1% of this quarter’s revenue, compared to RMB267 million or 10.8% in the second quarter in 2022 and RMB312 million or 8.7% for the previous quarter.

In the first half of 2023, general and administrative expenses were RMB902 million (US$124 million), compared to RMB830 million in 2022. General and administrative expenses from Legacy-Huazhu in the first half of 2023 were RMB664 million, which represented 8.4% of revenue, compared to RMB613 million or 12.9% of revenue in the first half of 2022.

Pre-opening expenses in the second quarter of 2023 were primarily related to the Legacy-Huazhu segment and totaled RMB12 million (US$2 million), compared to RMB31 million in the second quarter of 2022 and RMB9 million in the previous quarter.

Pre-opening expenses in the first half of 2023 were RMB21 million (US$3 million), compared to RMB57 million in 2022. Pre-opening expenses from Legacy-Huazhu as a percentage of revenue were 0.3% in the first half of 2023, compared to 1.2% in the first half of 2022.

Other operating income, net in the second quarter of 2023 was RMB94 million (US$13 million), compared to RMB154 million in the second quarter of 2022 and RMB74 million in the previous quarter.

Other operating income, net in the first half of 2023 was RMB168 million (US$22 million), compared to RMB199 million in 2022.

Income from operations in the second quarter of 2023 was RMB1.4 billion (US$190 million), compared to income from operations of RMB8 million in the second quarter of 2022 and income from operations of RMB664 million in the previous quarter. Income from operations from the Legacy-Huazhu segment in the second quarter of 2023 was RMB1.3 billion, compared to income from operations of RMB21 million in the second quarter of 2022 and income from operations of RMB822 million in the previous quarter. The Legacy-DH segment had income from operations of RMB35 million in the second quarter of 2023, compared to losses from operations of RMB13 million in the second quarter of 2022 and losses from operations of RMB158 million in the previous quarter.

Income from operations in the first half of 2023 was RMB2.0 billion (US$281 million), compared to losses from operation of RMB700 million in 2022. Income from operations from Legacy-Huazhu in the first half of 2023 was RMB2.2 billion, compared to losses from operations of RMB395 million in 2022. Losses from operations from Legacy-DH in the first half of 2023 was RMB123 million, compared to losses of RMB305 million in 2022.

Operating margin, defined as income from operations as a percentage of revenue, was 25.0% in the second quarter of 2023, compared with 0.2% in the second quarter of 2022 and 14.8% for the previous quarter. Operating margin from the Legacy-Huazhu segment in the second quarter of 2023 was 31.1%, compared with 0.9% in the second quarter of 2022 and 22.9% in the previous quarter.

Operating margin in the first half of 2023 was 20.5%, compared with a negative 11.5% in 2022. Operating margin from Legacy-Huazhu in the first half of 2023 was 27.4%, compared with a negative 8.3% in 2022.

Other income, net in the second quarter of 2023 was RMB32 million (US$4 million), compared to RMB29 million in the second quarter of 2022 and RMB514 million for the previous quarter.

Other income, net in the first half of 2023 was RMB546 million (US$75 million) which was mainly due to gains from selling AccorHotels shares, compared to RMB88 million in 2022.

Losses from fair value changes of equity securities in the second quarter of 2023 were RMB19 million (US$3 million), compared to losses of RMB240 million in the second quarter of 2022, and gains of RMB13 million in the previous quarter. Gains (losses) from fair value changes of equity securities mainly represent the unrealized gains (losses) from our investment in equity securities with readily determinable fair values.

In the first half of 2023, losses from fair value changes of equity securities were RMB6 million (US$1 million), compared to losses of RMB186 million in 2022, which were mainly due to losses from holding AccorHotels shares. We sold all of the Company’s holdings of Accor shares in March 2023.

Income tax expense in the second quarter of 2023 was RMB308 million (US$42 million), compared to an income tax benefit of RMB299 million in the second quarter of 2022 and income tax expense of RMB194 million in the previous quarter.

In the first half of 2023, income tax expense was RMB502 million (US$69 million), compared to income tax benefit of RMB430 million in 2022.

Net income attributable to H World Group Limited in the second quarter of 2023 was RMB1.0 billion (US$138 million), compared with a net loss attributable to H World Group Limited of RMB350 million in the second quarter of 2022 and net income attributable to H World Group Limited of RMB990 million in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB993 million in the second quarter of 2023, compared with a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB298 million in the second quarter of 2022 and net income attributable to H World Group Limited from the Legacy-Huazhu segment of RMB1.2 billion in the previous quarter.

Net income attributable to H World Group Limited in the first half of 2023 was RMB2.0 billion (US$276 million), compared with a net loss attributable to H World Group Limited of RMB980 million in 2022. Net income attributable to H World Group Limited from Legacy-Huazhu in the first half of 2023 was RMB2.1 billion, compared to a net loss attributable to H World Group Limited of RMB605 million in 2022.

EBITDA (non-GAAP) in the second quarter of 2023 was RMB1.7 billion (US$234 million), compared with a negative RMB213 million in the second quarter of 2022 and RMB1.6 billion in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and gains (losses) from fair value changes of equity securities from EBITDA (non-GAAP), was RMB1.8 billion (US$242 million) in the second quarter of 2023, compared with RMB53 million in the second quarter of 2022 and RMB1.7 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB1.7 billion in the second quarter of 2023, compared with RMB23 million in the second quarter of 2022 and RMB1.7 billion in the previous quarter, which includes a gain of RMB0.5 billion realized due to the sale of all of the Company’s holdings of Accor shares.

EBITDA (non-GAAP) in the first half of 2023 was RMB3.4 billion (US$461 million), compared with a negative RMB514 million in 2022. Excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) in the first half of 2023 was RMB3.4 billion (US$470 million), compared with a negative RMB280 million in 2022. The adjusted EBITDA from Legacy-Huazhu in the first half of 2023 was RMB3.4 billion, compared with a negative RMB70 million in 2022.

Cash flow. Operating cash inflow in the second quarter of 2023 was RMB2.2 billion (US$311 million). Investing cash outflow in the second quarter of 2023 was RMB1.1 billion (US$158 million). The investing cash outflow was mainly due to the purchase of time deposits. Financing cash outflow in the second quarter of 2023 was RMB3.8 billion (US$528 million). The financing cash outflow was mainly due to the repayment of a Euro syndicated loan.

Operating cash inflow in the first half of 2023 was RMB4.1 billion (US$563 million), compared to RMB68 million in 2022. Investing cash inflow in the first half of 2023 was RMB849 million (US$118 million), compared to RMB145 million cash outflow in 2022. Financing cash outflow in the first half of 2023 was RMB2.4 billion (US$326 million), compared to RMB455 million in 2022.

Cash and cash equivalents and restricted cash. As of June 30, 2023, the Company had a total balance of cash and cash equivalents of RMB7.3 billion (US$1.0 billion) and restricted cash of RMB520 million (US$72 million).

Debt financing. As of June 30, 2023, the Company had a total debt and net cash balance of RMB5.8 billion (US$804 million) and RMB2.0 billion (US$277 million), respectively; the unutilized credit facility available to the Company was RMB2.8 billion.

Guidance

For the third quarter of 2023, H World expects its revenue growth to be in the range of 43%-47% compared to the third quarter of 2022, or in the range of 49%-53% excluding DH.

We raise our guidance for the full year of 2023, expecting revenue growth to be in the range of 48%-52% compared to the full year of 2022, and up from our previous guidance of 42%-46%, or in the range of 54%-58% excluding DH compared to the previous guidance of 46%-50% excluding DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 9 p.m. U.S. Eastern time on Thursday, August 24, 2023 (9 a.m. Hong Kong time on Friday, August 25, 2023) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register.vevent.com/register/BId135226269b74b64b25b25d927db4f5e. Upon registration, each participant will receive details for the conference call, which include dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/d6tooa2u/lan/zhs or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities is that share-based compensation expenses and gains (losses) from fair value changes of equity securities have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and gains (losses) from fair value changes of equity securities helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses and gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that gains and losses from changes in fair value of equity securities are generally less significant in understanding the Company’s reported results or evaluating the economic performance of its businesses. These gains and losses have caused and may continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of June 30, 2023, H World operated 8,750 hotels with 844,417 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of June 30, 2023, H World operates 12 percent of its hotel rooms under lease and ownership model, and 88 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2022	June 30, 2023
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	3,583	7,316	1,009
Restricted cash	1,503	520	72
Short-term investments	1,788	749	103
Accounts receivable, net	1,113	933	129
Loan receivables, net	134	126	17
Amounts due from related parties, current	178	131	18
Inventories	70	65	9
Other current assets, net	809	725	100
Total current assets	9,178	10,565	1,457

Property and equipment, net	6,784	6,403	883
Intangible assets, net	5,278	5,475	755
Operating lease right-of-use assets	28,970	28,865	3,981
Finance lease right-of-use assets	2,047	2,187	302
Land use rights, net	199	195	27
Long-term investments	1,945	2,199	303
Goodwill	5,195	5,327	735
Amounts due from related parties, non-current	6	16	2
Loan receivables, net	124	134	18
Other assets, net	688	664	91
Deferred tax assets	1,093	1,082	149
Total assets	61,507	63,112	8,703

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	3,288	4,765	657
Accounts payable	1,171	935	129
Amounts due to related parties	71	89	12
Salary and welfare payables	657	708	98
Deferred revenue	1,308	1,413	195
Operating lease liabilities, current	3,773	3,832	528
Finance lease liabilities, current	41	49	7
Accrued expenses and other current liabilities	2,337	3,336	460
Income tax payable	500	618	85
Total current liabilities	13,146	15,745	2,171

Long-term debt	6,635	1,065	147
Operating lease liabilities, non-current	27,637	27,520	3,795
Finance lease liabilities, non-current	2,513	2,703	373
Deferred revenue	828	936	129
Other long-term liabilities	977	1,057	146
Deferred tax liabilities	858	868	120
Retirement benefit obligations	110	116	16
Total liabilities	52,704	50,010	6,897

Equity:
Ordinary shares	0	0	0
Treasury shares	(441)	(441)	(61)
Additional paid-in capital	10,138	12,163	1,677
Retained earnings	(1,200)	805	111
Accumulated other comprehensive income	232	474	65
Total H World Group Limited shareholders' equity	8,729	13,001	1,792
Noncontrolling interest	74	101	14
Total equity	8,803	13,102	1,806
Total liabilities and equity	61,507	63,112	8,703

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2513 on June 30, 2023, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	2,361	2,874	3,592	495	4,003	6,466	892
Manachised and franchised hotels	945	1,554	1,856	256	1,934	3,410	470
Others	76	52	82	11	126	134	18
Total revenue	3,382	4,480	5,530	762	6,063	10,010	1,380

Operating costs and expenses:
Hotel operating costs:
Rents	(1,012)	(1,051)	(1,088)	(150)	(2,038)	(2,139)	(295)
Utilities	(123)	(204)	(137)	(19)	(278)	(341)	(47)
Personnel costs	(899)	(1,036)	(1,131)	(156)	(1,737)	(2,167)	(299)
Depreciation and amortization	(355)	(346)	(332)	(46)	(712)	(678)	(94)
Consumables, food and beverage	(245)	(278)	(335)	(46)	(451)	(613)	(84)
Others	(338)	(335)	(459)	(63)	(569)	(794)	(110)
Total hotel operating costs	(2,972)	(3,250)	(3,482)	(480)	(5,785)	(6,732)	(929)
Other operating costs	(15)	(11)	(6)	(1)	(26)	(17)	(2)
Selling and marketing expenses	(142)	(195)	(262)	(36)	(264)	(457)	(63)
General and administrative expenses	(368)	(425)	(477)	(66)	(830)	(902)	(124)
Pre-opening expenses	(31)	(9)	(12)	(2)	(57)	(21)	(3)
Total operating costs and expenses	(3,528)	(3,890)	(4,239)	(585)	(6,962)	(8,129)	(1,121)
Other operating income (expense), net	154	74	94	13	199	168	22
Income (loss) from operations	8	664	1,385	190	(700)	2,049	281
Interest income	19	44	57	8	37	101	14
Interest expense	(90)	(130)	(94)	(13)	(199)	(224)	(31)
Other income (expense), net	29	514	32	4	88	546	75
Gains (losses) from fair value changes of equity securities	(240)	13	(19)	(3)	(186)	(6)	(1)
Foreign exchange gains (losses)	(402)	104	(5)	(1)	(463)	99	15
Income (loss) before income taxes	(676)	1,209	1,356	185	(1,423)	2,565	353
Income tax (expense) benefit	299	(194)	(308)	(42)	430	(502)	(69)
Income (Loss) from equity method investments	14	(15)	(12)	(2)	(19)	(27)	(4)
Net income (loss)	(363)	1,000	1,036	141	(1,012)	2,036	280
Net (income) loss attributable to noncontrolling interest	13	(10)	(21)	(3)	32	(31)	(4)
Net income (loss) attributable to H World Group Limited	(350)	990	1,015	138	(980)	2,005	276

Gains (losses) arising from defined benefit plan, net of tax	(0)	-	-	-	(0)	-	-
Gains(losses) from fair value changes of debt securities, net of tax	-	-	20	3	-	20	3
Foreign currency translation adjustments, net of tax	26	39	183	25	22	222	31
Comprehensive income (loss)	(337)	1,039	1,239	169	(990)	2,278	314
Comprehensive (income) loss attributable to noncontrolling interest	13	(10)	(21)	(3)	32	(31)	(4)
Comprehensive income (loss) attributable to H World Group Limited	(324)	1,029	1,218	166	(958)	2,247	310

Earnings (Losses) per share:
Basic	(0.11)	0.31	0.32	0.04	(0.31)	0.63	0.09
Diluted	(0.11)	0.30	0.31	0.04	(0.31)	0.62	0.09

Earnings (Losses) per ADS:
Basic	(1.13)	3.12	3.18	0.44	(3.15)	6.30	0.87
Diluted	(1.13)	3.05	3.11	0.43	(3.15)	6.16	0.85

Weighted average number of shares used in computation:
Basic	3,108,693,946	3,174,229,716	3,187,331,990	3,187,331,990	3,113,771,581	3,180,817,047	3,180,817,047
Diluted	3,108,693,946	3,343,723,364	3,354,717,904	3,354,717,904	3,113,771,581	3,349,256,828	3,349,256,828

H World Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	( in millions)
Operating activities:
Net income (loss)	(363)	1,000	1,036	141	(1,012)	2,036	280

Share-based compensation	26	27	34	5	48	61	8
Depreciation and amortization, and other	374	385	359	50	773	744	103
Impairment loss	91	-	80	11	91	80	11
Loss (Income) from equity method investments, net of dividends	(14)	15	68	9	66	83	11
Investment (income) loss and foreign exchange (gain) loss	531	(544)	(96)	(13)	474	(640)	(88)
Changes in operating assets and liabilities	(135)	1,020	712	102	(1,023)	1,732	240
Other	479	(59)	45	6	651	(14)	(2)
Net cash provided by (used in) operating activities	989	1,844	2,238	311	68	4,082	563

Investing activities:
Capital expenditures	(143)	(222)	(171)	(24)	(568)	(393)	(54)
Acquisitions, net of cash received	(3)	-	-	-	(59)	-	-
Purchase of investments	(0)	(1)	(961)	(133)	(77)	(962)	(133)
Proceeds from maturity/sale and return of investments	186	2,200	2	0	562	2,202	304
Loan advances	(49)	(34)	(41)	(6)	(123)	(75)	(10)
Loan collections	65	34	38	5	120	72	10
Other	0	4	1	0	0	5	1
Net cash provided by (used in) investing activities	56	1,981	(1,132)	(158)	(145)	849	118

Financing activities:
Net proceeds from issuance of ordinary shares	-	1,973	-	-	-	1,973	272
Payment of share repurchase	(143)	-	-	-	(334)	-	-
Proceeds from debt	283	428	300	41	1,092	728	100
Repayment of debt	(313)	(889)	(4,103)	(566)	(775)	(4,992)	(688)
Dividend paid	(416)	-	-	-	(416)	-	-
Other	(12)	(50)	(21)	(3)	(22)	(71)	(10)
Net cash provided by (used in) financing activities	(601)	1,462	(3,824)	(528)	(455)	(2,362)	(326)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	87	(21)	202	28	71	181	25
Net increase (decrease) in cash, cash equivalents and restricted cash	531	5,266	(2,516)	(347)	(461)	2,750	380
Cash, cash equivalents and restricted cash at the beginning of the period	4,149	5,086	10,352	1,428	5,141	5,086	701
Cash, cash equivalents and restricted cash at the end of the period	4,680	10,352	7,836	1,081	4,680	7,836	1,081

H World Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(350)	990	1,015	138	(980)	2,005	276
Share-based compensation expenses	26	27	34	5	48	61	8
(Gains) losses from fair value changes of equity securities	240	(13)	19	3	186	6	1
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	(84)	1,004	1,068	146	(746)	2,072	285

Adjusted earnings (losses) per share (non-GAAP)
Basic	(0.03)	0.32	0.33	0.05	(0.24)	0.65	0.09
Diluted	(0.03)	0.31	0.33	0.05	(0.24)	0.64	0.09

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	(0.27)	3.17	3.35	0.46	(2.40)	6.51	0.90
Diluted	(0.27)	3.09	3.27	0.45	(2.40)	6.36	0.88

Weighted average number of shares used in computation
Basic	3,108,693,946	3,174,229,716	3,187,331,990	3,187,331,990	3,113,771,581	3,180,817,047	3,180,817,047
Diluted	3,108,693,946	3,343,723,364	3,354,717,904	3,354,717,904	3,113,771,581	3,349,256,828	3,349,256,828

	Quarter Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(350)	990	1,015	138	(980)	2,005	276
Interest income	(19)	(44)	(57)	(8)	(37)	(101)	(14)
Interest expense	90	130	94	13	199	224	31
Income tax expense	(299)	194	308	42	(430)	502	69
Depreciation and amortization	365	367	354	49	734	721	99
EBITDA (non-GAAP)	(213)	1,637	1,714	234	(514)	3,351	461
Share-based compensation	26	27	34	5	48	61	8
(Gains) losses from fair value changes of equity securities	240	(13)	19	3	186	6	1
Adjusted EBITDA (non-GAAP)	53	1,651	1,767	242	(280)	3,418	470

H World Group Limited
Segment Financial Summary[4]

	Quarter Ended June 30, 2022		Quarter Ended March 31, 2023		Quarter Ended June 30, 2023
	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)		(in millions)		(in millions)
Leased and owned hotels	1,475	886	2,020	854	2,466	1,126
Manachised and franchised hotels	929	16	1,536	18	1,830	26
Others	57	19	38	14	51	31
Revenue	2,461	921	3,594	886	4,347	1,183

Depreciation and amortization	304	61	304	63	294	60
Adjusted EBITDA	23	30	1,730	(79)	1,655	112

H World Group Limited
Segment Financial Summary

	Six Months Ended June 30, 2022		Six Months Ended June 30, 2023
	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH
	RMB	RMB	RMB	RMB
	(in millions)		(in millions)
Leased and owned hotels	2,733	1,270	4,486	1,980
Manachised and franchised hotels	1,903	31	3,366	44
Others	100	26	89	45
Revenue	4,736	1,327	7,941	2,069

Depreciation and amortization	614	120	598	123
Adjusted EBITDA	(70)	(210)	3,385	33

4 The Company presents segment information after elimination of intercompany transactions.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q2 2023	Closed (2) in Q2 2023	Net added in Q2 2023	As of June 30, 2023	As of June 30, 2023
Leased and owned hotels	2	(6)	(4)	616	86,846
Manachised and franchised hotels	372	(210)	162	8,006	731,399
Total	374	(216)	158	8,622	818,245

(1)    Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)    The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q2 2023, we temporarily closed 23 hotels for brand upgrade or business model change purposes.

	As of June 30, 2023
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,856	1,079
Leased and owned hotels	345	1
Manachised and franchised hotels	4,511	1,078
Midscale and upscale hotels(3)	3,766	1,729
Leased and owned hotels	271	14
Manachised and franchised hotels	3,495	1,715
Total	8,622	2,808

(3)    This primarily includes midscale and upper-midscale hotels.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2022	2023	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	243	337	384	57.7%
Manachised and franchised hotels	215	269	295	37.3%
Blended	218	277	305	39.8%
Occupancy rate (as a percentage)
Leased and owned hotels	62.9%	76.3%	83.6%	+20.7	p.p.
Manachised and franchised hotels	64.9%	75.5%	81.6%	+16.7	p.p.
Blended	64.6%	75.6%	81.8%	+17.2	p.p.
RevPAR (in RMB)
Leased and owned hotels	153	257	321	109.7%
Manachised and franchised hotels	139	203	241	72.8%
Blended	141	210	250	77.0%

	For the quarter ended
	June 30,	June 30,	yoy
	2019	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	281	384	36.4%
Manachised and franchised hotels	225	295	30.9%
Blended	236	305	28.9%
Occupancy rate (as a percentage)
Leased and owned hotels	89.4%	83.6%	-5.8	p.p.
Manachised and franchised hotels	86.3%	81.6%	-4.7	p.p.
p.p.Blended	86.9%	81.8%	-5.1	p.p.
RevPAR (in RMB)
Leased and owned hotels	252	321	27.6%
Manachised and franchised hotels	194	241	23.8%
Blended	206	250	21.4%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended			ended			ended		yoy
	June 30,		June 30,		yoy	June 30,		yoy	June 30,		change
	2022	2023	2022	2023	change	2022	2023	change	2022	2023	(p.p.)
Economy hotels	3,567	3,567	118	192	63.1%	168	231	37.3%	70.1%	83.3%	+13.2
Leased and owned hotels	325	325	124	237	90.4%	178	277	55.2%	69.7%	85.5%	+15.8
Manachised and franchised hotels	3,242	3,242	117	186	58.8%	167	224	34.3%	70.2%	83.0%	+12.8
Midscale and upscale hotels(3)	2,624	2,624	176	309	75.6%	284	378	33.4%	62.1%	81.7%	+19.6
Leased and owned hotels	253	253	194	395	104.1%	339	479	41.3%	57.2%	82.6%	+25.5
Manachised and franchised hotels	2,371	2,371	173	295	70.3%	276	362	31.2%	62.8%	81.6%	+18.8
Total	6,191	6,191	146	251	71.8%	221	304	37.9%	66.2%	82.5%	+16.3

(3)	This primarily includes midscale and upper-midscale hotels.

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
				As of
	Opened in Q2 2023	Closed in Q2 2023	Net added in Q2 2023	June 30, 2023(5)	As of June 30, 2023	As of June 30, 2023
Leased hotels	-	-	-	80	15,497	26
Manachised and franchised hotels	-	-	-	48	10,675	11
Total	-	-	-	128	26,172	37

(4)	Legacy-DH refers to DH.
(5)	As of June 30, 2023, a total of 3 hotels were temporarily closed: 1 hotel was closed due to flood damage; 1 hotel was closed due to repair work; and 1 hotel was not in operation due to a legal proceeding in progress.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2022	2023	2023	change
Average daily room rate (in EUR)
Leased hotels	113	108	119	6.1%
Manachised and franchised hotels	107	97	112	5.0%
Blended	110	104	117	5.6%
Occupancy rate (as a percentage)
Leased hotels	61.2%	53.0%	69.4%	+8.2	p.p.
Manachised and franchised hotels	57.9%	54.1%	63.8%	+5.9	p.p.
Blended	59.8%	53.5%	67.1%	+7.3	p.p.
RevPAR (in EUR)
Leased hotels	69	57	83	20.3%
Manachised and franchised hotels	62	53	71	15.7%
Blended	66	55	78	18.5%

Hotel Portfolio by Brand

	As of June 30, 2023
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,872	392,231	1,092
HanTing Hotel	3,340	297,682	700
Hi Inn	442	23,650	160
Ni Hao Hotel	213	15,583	188
Elan Hotel	642	31,102	1
Ibis Hotel	219	22,318	30
Zleep Hotels	16	1,896	13
Midscale hotels	3,106	337,349	1,354
Ibis Styles Hotel	92	9,390	32
Starway Hotel	598	51,888	225
JI Hotel	1,839	214,630	838
Orange Hotel	577	61,441	259
Upper midscale hotels	618	88,649	331
Crystal Orange Hotel	167	21,748	84
CitiGO Hotel	34	5,326	5
Manxin Hotel	121	11,477	62
Madison Hotel	64	8,202	62
Mercure Hotel	148	24,667	62
Novotel Hotel	20	5,114	15
IntercityHotel(6)	56	10,742	36
MAXX (7)	8	1,373	5
Upscale hotels	129	20,644	60
Jaz in the City	3	587	1
Joya Hotel	7	1,234	-
Blossom House	56	2,605	46
Grand Mercure Hotel	9	1,823	4
Steigenberger Hotels & Resorts(8)	54	14,395	9
Luxury hotels	16	2,360	2
Steigenberger Icon(9)	9	1,847	1
Song Hotels	7	513	1
Others	9	3,184	6
Other hotels(10)	9	3,184	6
Total	8,750	844,417	2,845

(6)	As of June 30, 2023, 5 operational hotels and 22 pipeline hotels of IntercityHotel were in China.

(7)	As of June 30, 2023, 3 operational hotels and 5 pipeline hotels of MAXX were in China.

(8)	As of June 30, 2023, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(9)	As of June 30, 2023, 3 operational hotels of Steigenberger Icon were in China.

(10)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).